

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 18, 2020

Brittney Rogers
Managing Member
Emancipation Fund Initiative LLC
5330 Griggs Road #D107
Houston, Texas 77021

> **Re: Emancipation Fund Initiative LLC**
> **Draft Offering Statement on Form 1-A**
> **Filed July 24, 2020**
> **File No. 367-00255**

Dear Ms. Rogers:

We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A (DOS) filed on July 24-2020

General

1. We note the automatic renewal feature of the bonds. Please advise us if the renewals are factored into the offering price limit of Rule 251(a)(2). In this regard, if you intend to rely on an exemption from registration for the automatic renewals, please provide a detailed analysis as to the availability of the exemption.

2. We note your managing member, Brittney Rogers, is affiliated with K2K Investments, LLC, through which she has completed and sold multiple new construction projects as investments, and The Emancipation Fund, LLC. Please provide prior performance for programs sponsored by your managing member and any affiliates, as required by Section

8 of Industry Guide 5. Please also expand the conflicts of interest disclosure to provide the disclosure required by Section 5 of Industry Guide 5. See Item 7(c) of Part II of Form 1-A for the applicability of Guide 5 to Form 1-A.

3. We note section 6 of the subscription agreement sets forth the exclusive forum for any disputes arising under this agreement. Please provide clear disclosure in the offering circular. Please clearly disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. We also note the waiver of a jury trial in the promissory note. Please provide clear disclosure in the offering circular. Lastly, we note the disclosure on page 10 that the prevailing party is entitled to recover attorney's fees and court costs. Please discuss the types of actions subject to fee-shifting, including whether the company intends to apply the provision to claims under the federal securities laws, the level of recovery required by the plaintiff to avoid payment, and who is subject to the provision (e.g., former and current shareholders, legal counsel, expert witnesses) and who would be allowed to recover (e.g., company, directors, officers, affiliates).

Cover Page

4. Please disclose the duration of the offering. See Item 1(e) of Part II of Form 1-A and Rule 251(d)(3)(F) of Regulation A. Please also disclose the company's phone number, as required by Item 1(b) of Part II. In addition, please disclose the interest rate of the notes and clarify when interest will be paid. Lastly, please briefly identify the material risks involved in the purchase of your notes, as required by Section 1.D of Guide 5.

Summary of offering
Interest rate, page 5

5. Given the lack of operations to date, please disclose the basis for determining that the company will be able to pay the interest rate on the notes at 20%.

Signatures, page 27

6. Please identify your principal executive officer, principal financial officer and principal accounting officer. See Instructions to Signatures of Form 1-A.

You may contact Howard Efron at 202-551-3439 or Robert Telewicz at 202-551-3438 if you have questions regarding the financial statements and related matters. Please contact Ronald (Ron) Alper at 202-551-3329 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Samuel E. Whitley